Exhibit 99.1

Gridsum Receives NASDAQ Notice Relating to Late Filing of Annual Report on Form 20-F

BEIJING, April 30, 2018 — Gridsum Holding Inc. (“Gridsum” or “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today reported that it has received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”), dated April 27, 2018 (“Nasdaq Letter”), notifying the Company that it is not in compliance with the requirements for continued listing under Nasdaq Listing Rule 5250(c)(1), because it is unable to timely file its annual report on Form 20-F for the year ended December 31, 2017 (“2017 Annual Report”).

Under Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Nasdaq Letter to submit a plan as to how it plans to regain compliance with Nasdaq’s continued listing requirements (“Compliance Plan”). If Nasdaq accepts the Company’s Compliance Plan, Nasdaq may grant the Company an exception of up to 180 calendar days from the due date of the 2017 Annual Report, or until October 29, 2018, to regain compliance. If Nasdaq does not accept the Compliance Plan, the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel. The Company intends to file submit its Compliance Plan within the prescribed 60-day period, and, if Nasdaq grants the exception, to file its 2017 Annual Report within the permitted period.

The Nasdaq Letter has no immediate impact on the listing of the American depositary shares representing the Company’s Class B ordinary shares on the Nasdaq Global Select Market.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Among other things, express or implicit statements about the Company’s plans to submit a plan to regain compliance with Nasdaq listing rules, and to file its 2017 Annual Report on Form 20-F, are forward-looking statements. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in Gridsum’s pursuit of its goals and strategies; difficulties and delays responding to issues raised by the Company’s auditor; loss of key personnel; investigations by regulatory officials; difficulties keeping and strengthening relationships with customers; PRC governmental policies; and general economic and business conditions in the regions where Gridsum provides solutions and services. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com